SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Acordia, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   004929 10 5
                      ____________________________________
                                 (CUSIP Number)

                               Michael C. Koetters
                        Anthem Insurance Companies, Inc.
                               120 Monument Circle
                           Indianapolis, IN 46204-4903
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 20, 1997
                      ____________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   004929 10 5


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Reporting Person

            Anthem Insurance Companies, Inc.
            35-0781558

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) _____
      (b) _____

(3)   SEC Use Only _____________________________________________________________

(4)   Source of Funds (See Instructions)        WC (See Item 3)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) _____


(6)   Citizenship or Place of Organization   Indiana

Number of             (7)      Sole Voting Power             8,693,056
Shares Beneficially   (8)      Shared Voting Power               -0-
Owned by Each         (9)      Sole Dispositive Power        8,693,056
Reporting Person      (10)     Shared Dispositive Power          -0-
With

(11)  Aggregate Amount Beneficially Owned by each Reporting Person   8,693,056


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

(13)  Percent of Class Represented by Amount in Row (11)       66.8%


(14)  Type of Reporting Person (See Instructions)        IC

Item 4.   Purpose of Transaction.

          On February 6, 1997, Acordia announced that Anthem had informed Acordia's Board of Directors that it is undertaking a strategic review, which includes an analysis of its business relationship with and its investment in Acordia. Anthem has retained Credit Suisse First Boston to assist it in this analysis. No decision has as yet been made by Anthem as to what, if any, changes should be made with respect to its business relationship with and investment in Acordia. As part of this process, Anthem has asked Credit Suisse First Boston to explore the possible sale of Acordia's property and casualty brokerage business and the possible reorganization of Acordia's health business. Further information is incorporated by reference to the press release of Acordia, Inc. dated February 6, 1997 attached as Exhibit 99 to Amendment No. 1 to Anthem's Schedule 13D filed February 7, 1997.

          On May 20, 1997, Acordia, Inc. and Anthem announced that, in furtherance of the review of their current business and financial relationship previously announced on February 6, 1997, they are in discussions with regard to a possible reorganization of Acordia's health business which could include an acquisition by Anthem of the publicly owned shares of Acordia not currently owned by Anthem. Anthem further announced that it is in discussions with a third party with regard to a possible sale of Acordia's brokerage business. There is no assurance that these discussions will result in a transaction or, if so, as to the terms or timing of any such transaction. A copy of the press release dated May 20, 1997 is attached hereto as Exhibit 99.

Item 7.   Materials to be filed as Exhibits.

          Exhibit 99 Press Release of Acordia, Inc. and Anthem Insurance Companies, Inc. dated May 20, 1997.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Patrick M. Sheridan
                                   _____________________________________________
                                   Patrick M. Sheridan, Executive Vice President and Chief Financial Officer


                                   Dated: May 20, 1997